UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated 1 July, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

               This Report on Form 6-K contains the following:-

1.             A Stock Exchange Announcement dated 1 June 2020 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.             A Stock Exchange Announcement dated 23 June 2020 entitled ‘DIRECTOR DECLARATION’.

3.             A Stock Exchange Announcement dated 30 June 2020 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’.

RNS Number: 4315O

Vodafone Group Plc

01June 2020

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 May 2020:

Vodafone’s issued share capital consists of 28,816,019,158 ordinary shares of US$0.20 20/21 of which 2,042,133,880 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,773,885,278. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number: 7974Q

Vodafone Group Plc

23 June 2020

Vodafone Group Plc

Director Declaration

Following the announcement today by Reckitt Benckiser Group plc, and in accordance with Listing Rule 9.6.14(2), Vodafone Group Plc announces that Margherita Della Valle, Chief Financial Officer, has been appointed as a Non-Executive Director and member of the Audit Committee of Reckitt Benckiser Group plc with effect from 1 July 2020.

ENDS

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	ir@vodafone.co.uk

RNS Number: 5616R

Vodafone Group Plc

30 June 2020

Vodafone Group Plc

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Purchase of shares

The below participants purchased shares on 26 June 2020. The individuals chose to increase their shareholding levels either as part of their requirements under the Vodafone Global Incentive Plan or as a personal investment.  For further details of the Plan, please see the Company’s 2020 Annual Report, available at www.vodafone.com/ar2020.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Read
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares as a personal investment.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.283800	446,822

d)	Aggregated information: volume, Price	Aggregated volume: 446,822 Ordinary shares Aggregated price: GBP 573,630.08
e)	Date of the transaction	2020-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Margherita Della Valle
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares in connection with the Vodafone Global Incentive Plan and as a personal investment.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.283800	297,881

d)	Aggregated information: volume, Price	Aggregated volume: 297,881 Ordinary shares Aggregated price: GBP 382,419.63
e)	Date of the transaction	2020-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Vinod Kumar
2	Reason for the notification
a)	Position/status	Vodafone Business Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares in connection with the Vodafone Global Incentive Plan.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.283800	219,659

d)	Aggregated information: volume, Price	Aggregated volume: 219,659 Ordinary shares Aggregated price: GBP 281,998.22
e)	Date of the transaction	2020-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Joakim Reiter
2	Reason for the notification
a)	Position/status	Vodafone Group External Affairs Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares in connection with the Vodafone Global Incentive Plan.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.283800	82,815

d)	Aggregated information: volume, Price	Aggregated volume: 82,815 Ordinary shares Aggregated price: GBP 106,317.90
e)	Date of the transaction	2020-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Leanne Wood
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Human Resources Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares in connection with the Vodafone Global Incentive Plan.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.283800	376,687

d)	Aggregated information: volume, Price	Aggregated volume: 376,687 Ordinary shares Aggregated price: GBP 483,590.77
e)	Date of the transaction	2020-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

Acquisition of shares

The below individuals acquired shares under the Vodafone Global Incentive Plan (the ‘Plan’). The share awards were granted on 26 June 2017 by the Company and vesting of the awards was conditional on continued employment with the Vodafone Group and on the satisfaction of the performance conditions approved by the Remuneration Committee.  For further details of the Plan, please see the Company’s 2020 Annual Report, available at www.vodafone.com/ar2020.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Margherita Della Valle
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction

Vesting of performance and retention shares as part of the Global Long Term Incentive and Global Long Term Retention plans for Senior Leadership Team members.

Sale of shares to satisfy tax withholding obligations.

c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP nil	278,904
		GBP 1.272785	131,684

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 278,904 Ordinary shares

Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 131,684 Ordinary shares

Aggregated price of shares sold: GBP 167,605.42

e)	Date of the transaction	2020-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 1, 2020	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title:Group General Counsel and Company Secretary